                                                                   Exhibit D-1.6
                                                                   PART A

                  UNITED STATES OF AMERICA 92 FERC (P) 62,200
                     FEDERAL ENERGY REGULATORY COMMISSION


PECO Energy Company, and                                 Docket No. EC00-116-000
Commonwealth Edison Company

                         ORDER AUTHORIZING DISPOSITION
                         OF JURISDICTIONAL FACILITIES

                          (Issued September 6, 2000)

     On July 24, 2000, PECO Energy Company (PECO Energy) and Commonwealth Edison Company (ComEd) (collectively, Applicants) filed a joint application pursuant to section 203 of the Federal Power Act (FPA)/1/ requesting Commission authorization to implement a holding company structure that is different from the holding company structure contemplated in a merger between PECO Energy and ComEd./2/ Although Applicants believe that the transaction may not require Commission approval under section 203, they consent to jurisdiction in order to obtain approval of their application. Thus, jurisdiction over the proposed transaction is assumed without making any determination of jurisdiction./3/








------------------------------
     /1/  16 U.S.C. (S) 824b (1994).

     /2/ On April 12, 2000, the Commission authorized the merger of PECO Energy and ComEd. Commonwealth Edison Co. and PECO Energy Co., 91 FERC (P) 61,036
(2000).

     /3/ See, Ocean State Power, 47 FERC (P) 61,321 at 62,130 (1989); and Ocean State Power, 43 FERC (P) 61,466 (1988). See also, National Electric Associates L.P., 80 FERC (P) 62,116 at 64,191 at n.2 (1997).

Docket No. EC00-116-000

     ComEd, a public utility within the meaning of the FPA, provides wholesale and retail power and transmission services principally in northern Illinois. PECO Energy, also a public utility within the meaning of the FPA, provides wholesale and retail power service and retail natural gas service in Pennsylvania. ComEd and PECO Energy entered into a merger agreement in which ComEd and PECO Energy would become direct, wholly-owned subsidiaries of a new public utility holding company, Exelon Corporation (Exelon). At or about the time the merger closes, ComEd and PECO Energy will transfer their generating resources, wholesale power sales tariffs, and associated service agreements to Exelon Generation Company, L.L.C. (Exelon Generation)./4/ Exelon Generation was planned to be a direct subsidiary of Exelon.


     Under Applicants' proposed revised corporate structure, ComEd and PECO Energy will be direct, wholly-owned subsidiaries of Exelon Energy Delivery Company, an intermediate holding company which in turn will be a direct, wholly-owned subsidiary of Exelon. Exelon Generation will be a direct, wholly-owned subsidiary of Exelon Ventures Company, an intermediate holding company which in turn will be a direct, wholly-owned subsidiary of Exelon.

     According to the application, the proposed revised corporate structure is consistent with the public interest and will not have an adverse affect on competition, rates or regulation. With respect to competition, Applicants state that the proposed revised corporate structure will not adversely affect competition because it will not effect any changes in control over jurisdictional facilities. In addition, Applicants state that the proposed revised corporate structure does not change the market power analysis that demonstrated that the merger between ComEd and PECO Energy would not adversely effect competition. With regards to rates, Applicants state that the proposed revised corporate structure would not give Applicants the ability to pass through to wholesale or retail customers any added costs associated with the corporate realignment. With respect to regulation, Applicants state that the proposed revised corporate structure will not impair the effectiveness of either state or federal regulation.

     Notice of the application was published in the Federal Register with comments due on or before August 23, 2000. No comments were filed.



-----------------------
     /4/The Commission has authorized both corporate restructures. PECO Energy Company, et al., 90 FERC (P) 61,033 (2000) and Commonwealth Edison Company, 91 FERC (P) 61,033 (2000).

     After consideration, it is concluded that the proposed transaction is consistent with the public interest and are authorized, subject to the following conditions:

     (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

     (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may become before the Commission;

     (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

     (4) The Commission retains authority under sections 203(b) and 309 of the Federal Power Act, to issue supplemental orders as appropriate; and

     (5) Applicants shall promptly notify the Commission of the date the disposition of the jurisdictional facilities is consummated.

     Authority to act on this matter is delegated to the Director, Division of Corporate Applications, pursuant to 18 C.F.R. (S) 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. (S) 385.713.



                                         Michael C. McLaughlin, Director
                                         Division of Corporate Applications

                                                                   Exhibit D-1.6
                                                                   Part B


                  UNITED STATES OF AMERICA 93 FERC (P) 61,040
                     FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners:   James J. Hoecker, Chairman;
                        William L. Massey, Linda Breathitt,
                        and Curt Hebert, Jr.


Commonwealth Edison Company             Docket Nos. EC00-98-000 and EC00-98-001


                  ORDER CONDITIONALLY AUTHORIZING DISPOSITION
                         OF JURISDICTIONAL FACILITIES

                           (Issued October 12, 2000)

I.   Introduction

     On May 31, 2000, as amended on June 20, 2000, Commonwealth Edison Company (Commonwealth Edison) filed an application under section 203 of the Federal Power Act (FPA) /1/ for authorization to transfer to an affiliated generating company (Genco) /2/ certain jurisdictional transmission facilities. The transaction is part of Commonwealth Edison's corporate restructuring plan to separate its electric generation and power marketing businesses from its transmission and distribution businesses. Commonwealth Edison also requests that the Commission extend waiver of Order Nos. 888 and 889 previously granted to Genco /3/ to include the jurisdictional transmission facilities being transferred pursuant to this application.

     In this order, we conclude that the proposed disposition of jurisdictional facilities will not adversely affect competition, rates or regulation. We will therefore conditionally approve the application as consistent with the public interest, subject to Commonwealth Edison's commitments set forth in its answer and subject also to Commonwealth Edison

-------------------------------
/1/  16 U.S.C. (S) 824b (1994).
/2/  Genco is now known as Exelon Generating Company, L.L.C.
/3/ See PECO Energy Co., et al., 90 FERC (P) 61,269 at 61,906 (2000) (PECO Energy).

Docket Nos. EC00-98-000 and EC00-98-001                              -2-


filing the agreement under which it will control the jurisdictional transmission facilities for Genco. We will also grant the request for extension of the waiver of the requirements under Order Nos. 888 and 889, subject to commitments made in Commonwealth Edison's answer as discussed below.

II.  Background

     A.   Commonwealth Edison and Genco

     Commonwealth Edison is a public utility within the meaning of the FPA engaged in generating, transmitting and distributing electric energy in northern Illinois. Commonwealth Edison is majority owned (greater than 95 percent) by Unicom Corporation and has two public utility affiliates: (1) Commonwealth Edison Company of Indiana, Inc.; and (2) Unicom Power Marketing, Inc. (Unicom
PM). /4/


     Genco will be Commonwealth Edison's affiliate following consummation of the "Exelon" merger involving Commonwealth Edison and PECO Energy Company (PECO Energy) and their affiliates. /5/

     B.  The Proposed Transaction

---------------------------
/4/   The Commission has authorized Unicom PM to transact at market-based rates.
See Unicom Power Marketing, Inc., 81 FERC (P) 61,048 (1997).

/5/   See Commonwealth Edison Co. and PECO Energy Co., 91 FERC (P) 61,036
(2000). On or about the effective date of the Exelon merger, Commonwealth Edison and Genco will be wholly-owned operating subsidiaries of Exelon.

Docket Nos. EC00-98-000 and EC00-98-001                              -3-



     By order issued on April 12, 2000, /6/ the Commission authorized Commonwealth Edison's transfer to Genco of jurisdictional facilities (i.e., step-up transformers, generation tie-lines and related facilities) associated with the transfer of the generating units at several nuclear stations. Genco will become the nuclear licensee. In order to simplify the licensing process for Genco before the Nuclear Regulatory Commission, Commonwealth Edison proposes in this proceeding to transfer to Genco the following facilities: (a) two synchronous condensers and related equipment located at the Zion Nuclear Station
(Zion); (b) the land underneath the switchyards at Zion and at the LaSalle, Quad Cities, Dresden, Byron and Braidwood Nuclear Stations; and (c) the control wires, cables and panels, which are used for switchyard operations. /7/

     In the application, Commonwealth Edison states that the transmission facilities being transferred to Genco will be limited and discrete and will not form an integrated transmission grid. Commonwealth Edison further states that the synchronous condensers will be used only to perform a transmission support function. /8/ Commonwealth Edison states that the synchronous condensers will remain under the exclusive control of Commonwealth Edison by means of an exclusive and irrevocable right to, and license of, the synchronous condensers. Commonwealth Edison requests that the waivers, previously extended to Genco, of the requirement to file an open access transmission tariff (OATT) under Order No. 888, the standards of conduct requirements in Order No. 889, and the OASIS requirements of Order No. 889, be extended to include all of Genco's transmission facilities. /9/ Commonwealth Edison, on behalf of Genco, consents to the requirement that Genco file an OATT upon receipt of a request for transmission service.

-------------------------------------
/6/   Commonwealth Edison Co., 91 FERC (P) 61,033 (2000) (April 12 Order).

/7/ Additionally, Commonwealth Edison may transfer all, or most, of its wholesale sales agreements to Genco at or about the time Genco is established. The application states that Commonwealth Edison and Genco will make appropriate filings under section 205 of the FPA with respect to any transferred agreements. We note that any proposed transfer of jurisdictional rate schedules will also require authorization by the Commission under section 203 of the FPA.

/8/ According to the application, the synchronous condensers generate reactive power to support voltage on the Commonwealth Edison transmission system and perform the same function as other transmission voltage control equipment.

/9/  See PECO Energy.

Docket Nos. EC00-98-000 and EC00-98-001                              -4-




     Genco will provide power to Commonwealth Edison in order for Commonwealth Edison to meet its current wholesale and retail power supply obligations. Until the Commission determines that the market for ancillary services in the Midwest is competitive, Commonwealth Edison, in its capacity as a transmission provider, will purchase ancillary services from Genco at cost-based rates.

III. Notice of Filing and Responsive Pleadings

     Notices of the application and amended application were published in the Federal Register, 65 Fed. Reg. 37,770 (2000) and 65 Fed. Reg. 41,451 (2000),
with motions to intervene and protests due on or before July 11, 2000. On June 28, 2000, the Illinois Commerce Commission (Illinois Commission) filed a notice of intervention and comments. On July 19, 2000, Commonwealth Edison filed a motion for leave to respond and a response.

     The Illinois Commission argues that Commonwealth Edison has not supported its request for an Order No. 889 waiver. It contends that the Zion synchronous condensers provide a much more significant transmission function than the generator step-up transformers and generation tie-lines for which the Commission previously granted Genco an Order No. 889 waiver on the "limited and discrete" grounds. The Illinois Commission further argues that the Commission found that the provision of reactive supply and voltage control is so critical to the provision of transmission service that the provision of these services was specifically identified in Order No. 888 as a transmission ancillary service and was designated as Schedule 2 to the pro forma OATT. According to the Illinois Commission, the synchronous condensers play a major transmission support role in northeastern Illinois and southeastern Wisconsin, and the availability of voltage support plays a major part in the availability of transmission capability in that area. The Illinois Commission contends that discriminatory access by Genco to information concerning the operation of the Zion synchronous condensers (e.g., maintenance and outage schedules, or reactive power output levels) could provide Genco with a distinct, unearned, competitive advantage over competing power sellers without such access. The Illinois Commission does not oppose waiver of Genco's Order No. 889 requirements, provided that Commonwealth Edison demonstrates that appropriate protections are in place. The Illinois Commission requests, as a condition to granting waiver, that Commonwealth Edison make available the documents by which Commonwealth Edison will exercise operation and control of the synchronous condensers on behalf of Genco. /10/

------------------------------
/10/   The Illinois Commission notes that in PECO Energy, the Commission authorized an arrangement, proposed by PECO Energy pursuant to section 205 of the

Docket Nos. EC00-98-000 and EC00-98-001                              -5-


     In its response, Commonwealth Edison withdraws its request for a waiver of the standards of conduct with respect to the control and operation of the synchronous condensers. Instead, Commonwealth Edison, on its behalf as well as Genco's, commits to abide by the standards of conduct regarding the control and operation of the synchronous condensers. Commonwealth Edison states that it does not withdraw its request for waivers (under the "limited and discrete" standard) of the requirements of Order Nos. 888 and 889 with respect to all other jurisdictional facilities that will be transferred to Genco. In keeping with that commitment, Commonwealth Edison commits to post on its OASIS in a timely manner: (a) the status at all times of the synchronous condensers; and
(b) the times of planned status changes as soon as Commonwealth Edison has determined them. Additionally, Commonwealth Edison commits that it will ensure that no Genco employee is in a position to manipulate operation of the synchronous condensers, and will report any impermissible action taken by a Genco employee with respect to the synchronous condensers to the Commission and on OASIS. In view of its commitments, Commonwealth Edison argues that it should not be required to file the agreement under which it will control the synchronous condensers.

IV.  Discussion
     ----------

     A.  Procedural Matters
         ------------------

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. (S) 385.214 (2000), the Illinois Commission's notice of intervention serves to make it a party to this proceeding.

     Commonwealth Edison's "response" is essentially an answer to a protest. Rule 213(a)(2) of the Commission's Rules of Practice and Procedure, 18 C.F.R.
(S) 213(a)(2) (2000) prohibits answers to protests unless otherwise permitted by the decisional

--------------------------------
FPA, by which PECO Energy would lease back some of the transmission facilities that it was transferring to Genco. The Illinois Commission contends that Commonwealth Edison also should be required to file the Zion synchronous condenser operating and control agreement pursuant to section 205.

Docket Nos. EC00-98-000 and EC00-98-001                              -6-



authority. We find that good cause exists to allow Commonwealth Edison's response because it provides additional information that assists us in the decision-making process.

     B.  Effect on Competition, Rates and Regulation

     The proposed transfer will have no effect on competition. While the proposed transfer results in a change of ownership and control of jurisdictional facilities, it involves only an internal transfer of facilities between Commonwealth Edison and its affiliate Genco. Moreover, it does not result in any change in the operation of Commonwealth Edison's transmission facilities or inputs that could be used as barriers to entry.

     The proposed transfer, which supplements the transfer of facilities authorized in the April 12 Order, will not adversely affect rates. The April 12 Order noted that Commonwealth Edison stated that its wholesale and retail rates will remain the same after the reorganization. Furthermore, all of Commonwealth Edison's customers are served under fixed-rate contracts that will be unaffected by the transfer. /11/ No party has alleged an adverse effect on rates as a result of this transaction.

     We are also satisfied that the proposed transfer of assets will not adversely affect federal or state regulation, and no party has argued otherwise.

     C.  Accounting Treatment

     The transfer of the transmission facilities constitutes a disposition of operating units or systems. We direct Commonwealth Edison and Genco to account for the transfer of assets in accordance with Electric Plant Instruction No. 5 and the instructions to Account 102 of the Uniform Systems of Accounts. Commonwealth Edison and Genco must file their proposed accounting within six months of the date the transfer is consummated.

     D.  Waiver of Order Nos. 888 and 889

     In a series of prior orders, the Commission has enunciated the standards for waiver of or exemption from some or all of the requirements of Order Nos. 888 and 889. The Commission has determined that it would grant requests for waiver of Order No. 888 made by public utilities that can show that they own, operate, or control only limited and discrete transmission facilities (facilities that do not form an integrated transmission grid),

-------------------------
/11/  91 FERC at 61,114.

Docket Nos. EC00-98-000 and EC00-98-001                              -7-






until such time as the public utility receives a request for transmission service. Should the public utility receive such a request, the Commission has determined that the public utility must file with the Commission a pro forma tariff within 60 days of the date of the request, and must comply with any additional requirements that are effective on the date of the request./12/

--------------------------
/12/ See Black Creek Hydro, Inc., 77 FERC (P) 61,232 at 61, 941 (1996) (Black Creek).

Docket Nos. EC00-98-000 and EC00-98-001                              -8-




     The Commission also has determined that waiver of Order No. 889 would be appropriate for a public utility: (1) if the applicant owns, operates, or controls only limited and discrete transmission facilities (rather than an integrated transmission grid); or (2) if the applicant is a small public utility /13/ that owns, operates, or controls an integrated transmission grid, unless it is a member of a tight power pool, or other circumstances are present that indicate that a waiver would not be justified./14/ Moreover, the Commission has held that a waiver of Order No. 889 will remain in effect until the Commission takes action in response to a complaint to the Commission that an entity evaluating its transmission needs could not get information necessary to complete its evaluation (for OASIS) or an entity complains that the public utility has used its access to information about transmission to unfairly benefit the utility or its affiliate (for standards of conduct)./15/


     In support of its request for an extension of the waiver of the requirements of Order Nos. 888 and 889, Commonwealth Edison states that with the transfer of the synchronous condensers, Genco's transmission facilities will remain limited and discrete and will not form an integrated transmission grid. However, Commonwealth Edison, on behalf of Genco, commits to file an OATT if it receives a request for transmission

---------------------------
/13/ To qualify as a small public utility, the applicant must meet the Small Business Administration (SBA) definition of a small electric utility (i.e., disposes of no more than four million MWh annually).

/14/ See Black Creek, 77 FERC at 61,941; see also Midwest Energy, Inc., et al., 77 FERC (P) 61,208 at 61,854 (1996) (describing tight power pool exception).

/15/ Central Minnesota Municipal Power Agency, et al., 79 FERC (P) 61,260 at 62,127 (1997); Easton Utilities Commission, et al., 83 FERC (P) 61,334 at 62,343
(1998).

Docket Nos. EC00-98-000 and EC00-98-001                              -9-



service. Additionally, as noted above, in its answer, Commonwealth Edison withdrew its request for a waiver of the standards of conduct with respect to the synchronous condensers and commits itself and Genco to abide by the standards of conduct regarding the control and operation of the synchronous condensers. Commonwealth Edison states that it will also post information related to the operation of the synchronous condensers on its OASIS.

     Consistent with Black Creek, we find that the transmission facilities transferred to Genco continue to meet the Commission's requirements for waiver because they are limited and discrete and do not form an integrated transmission grid, and the facilities to be leased will not be under the control of Genco. Accordingly, we will grant Commonwealth Edison's request on behalf of Genco for waiver of: (1) the requirement to file an OATT under Order No. 888; (2) the Standards of Conduct requirements in Order No. 889; and (3) the OASIS requirements of Order No. 889. We will grant these waivers subject to a requirement that Genco file an OATT upon receipt of a request for transmission service. Consistent with Commonwealth Edison's answer, waiver of the standards of conduct under Order No. 889 will not apply to the control and operation of the synchronous condensers, and Commonwealth Edison is directed to post information related to the operation of the synchronous condensers on its OASIS.

     E.  Future Section 205 Filings

     Commonwealth Edison commits to file under section 205 of the FPA various agreements under which as a transmission provider it will purchase ancillary services from Genco at cost-based rates. However, in its answer, Commonwealth Edison argues that its commitment to post information related to the operation of the synchronous condensers on its OASIS alleviates the need to file the agreement under which it will control the synchronous condensers.

     We disagree. Committing to post information on OASIS does not relieve a utility of its obligation to file all jurisdictional agreements under section 205 of the FPA. As we indicated in Prior Notice and Filing Requirements Under
Part II of the Federal Power Act, 64 FERC (P) 61,139 (1993) (Prior Notice), Operation and Maintenance (O&M) agreements in certain instances are jurisdictional and must be filed for Commission review. An agreement whereby Commonwealth Edison will control the synchronous condensers is jurisdictional and must be filed. Under Prior Notice, O&M agreements must be filed if a "public utility" provides the O&M service and such service contains rates or charges for or in connection with transmission or sales for resale in interstate commerce or in any

Docket Nos. EC00-98-000 and EC00-98-001                              -10-



manner affects or relates to jurisdictional rates or services./16/ Commonwealth Edison indicates that since the synchronous condensers support voltages on the Commonwealth Edison transmission system, they will remain under the exclusive control of Commonwealth Edison. Facilities that produce reactive power to support voltages on an interstate transmission system certainly affect or relate to jurisdictional rates or services. Therefore, consistent with Prior Notice, we will require Commonwealth Edison to file the agreement under which it will control the synchronous condensers.

The Commission orders:

     (A) The proposed disposition of jurisdictional facilities in the above-described transfer, as conditioned herein, is consistent with the public interest and is hereby authorized, subject to the conditions discussed in the body of this order.

     (B) Commonwealth Edison's request on behalf of Genco for waiver of: (1) the requirement to file an OATT under Order No. 888; (2) the Standards of Conduct requirements in Order No. 889; and (3) the OASIS requirements of Order No. 889 is hereby granted, subject to a requirement that Genco file an OATT upon receipt of a request for transmission service. Waiver of the standards of conduct under Order No. 889 will not apply to the control and operation of the synchronous condensers, as discussed in the body of this order.

     (C) The Commission retains authority under sections 203(b) and 309 of the Federal Power Act to issue supplemental orders and to place further conditions on the transaction as appropriate.

     (D) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost or any other matter whatsoever now pending or which may come before the Commission.

     (E) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost of any valuation of property claimed or asserted.

--------------------------
/16/  64 FERC at 61,993.

Docket Nos. EC00-98-000 and EC00-98-001                              -11-


     (F) Commonwealth Edison is hereby directed to notify the Commission when the disposition of jurisdictional facilities is consummated, within 10 days of the consummation of the transfer.

     (G) Commonwealth Edison is hereby directed to file the accounting information, as discussed in the body of this order.

     (H) Commonwealth Edison is hereby directed to make a section 205 filing with respect to the agreement under which Commonwealth Edison will control the synchronous condensers prior to the consummation of the merger involving Commonwealth Edison and PECO Energy.

By the Commission.

( S E A L )



                                    David P. Boergers,
                                          Secretary.